Exhibit 107

Calculation of Filing Fee Tables

Form F-4

(Form Type)

CHECHE GROUP INC.

(Exact Name of Registrant as Specified in its Charter)

Table 1: Newly Registered Securities

Security Type	Security Class Title(1)	Fee Calculation Rule	Amount Registered(1)(2)		Proposed Maximum Offering Price Per Share		Maximum Aggregate Offering Price	Fee Rate	Amount of Registration Fee

Equity	Class A Ordinary Shares, par value $0.00001 per share	457(f)(1)	8,980,919	(3)	$10.70	(5)	$96,095,833.3	$0.0001102	$10,589.76

Equity	Class A Ordinary Shares, par value $0.00001 per share	457(f)(2)	56,554,148		$0.0000033	(6)	$1,865.96	$0.0001102	$0.21

Equity	Class B Ordinary Shares, par value $0.00001 per share	457(f)(2)	18,596,504		$0.0000033	(6)	$613.68	$0.0001102	$0.07

Equity	Class A Ordinary Shares issuable on exercise of Warrants	457(f)(1)	13,663,365	(4)	$11.50	(7)	$157,128,697.5	$0.0001102	$17,315.58

Equity	Warrants to purchase Class A Ordinary Shares	457(g)	13,663,365	(4)	—	(8)	—	—	—

	Total Offering Amounts		97,794,936				$253,227,010.44		$27,905.62

	Total Fees Previously Paid

	Net Fee Due

(1)

All securities being registered will be issued by Cheche Group Inc., a Cayman Islands exempted company (“HoldCo”), in connection with the Business Combination Agreement and the Business Combination described in this registration statement and the proxy statement/prospectus included herein. As a result of the Business Combination, HoldCo will issue (i) up to 4,639,867 HoldCo Class A Ordinary Shares and 13,663,365 HoldCo Class A Ordinary Shares issuable upon the exercise of warrants of Prime Impact to the public shareholders of Prime Impact; (ii) 4,341,052 HoldCo Class A Ordinary Shares to the Sponsor, (iii) 56,554,148 HoldCo Class A Ordinary Shares issuable to the existing shareholders (other than to Mr. Zhang Lei and Mutong Holdings Limited) of Cheche Technology Inc. (“CCT”), (iv) 18,596,504 HoldCo Class B Ordinary Shares to Mr. Zhang Lei and Mutong Holdings Limited and (v) 13,663,365 warrants to be issued to the securityholders of Prime Impact and 13,663,365 Class A Ordinary Shares issuable upon the exercise of such warrants.

(2)

Pursuant to Rule 416(a), there are also being registered an indeterminable number of additional securities as may be issued to prevent dilution resulting from share subdivisions, share dividends or similar transactions.

(3)	Represents an aggregate of 8,980,919 HoldCo Class A Ordinary Shares issuable in accordance with (1)(i) and (1)(ii) above.
(4)	Represents 13,663,365 warrants to be issued to the securityholders of Prime Impact and 13,663,365 Class A Ordinary Shares issuable upon the exercise of such warrants in accordance with (1)(v) above.
(5)

Estimated solely for purposes of calculating the registration fee in accordance with Rule 457(f)(1) under the Securities Act. The proposed maximum aggregate offering price is equal to the product obtained by multiplying US$10.70, which represents the average of the high and low stock price of Prime Impact Acquisition I on the New York Stock Exchange on July 18, 2023, by 8,980,919 HoldCo Class A Ordinary Shares issuable to the securityholders of Prime Impact in connection with the Business Combination.

(6)

Estimated solely for purposes of calculating the registration fee in accordance with Rule 457(f)(2) of the Securities Act of 1933, as amended (the “Securities Act”). CCT is a private company with no market existing for its securities. CCT has an accumulated capital deficit Therefore, the proposed maximum aggregate offering price is one-third of the aggregate par value of CCT’s securities expected to be exchanged in the Business Combination.

(7)	Based on the exercise price of warrants to be issued to the securityholders of Prime Impact ($11.50).
(8)	Pursuant to Rule 457(g) of the Securities Act, no separate fee is recorded for the warrants and the entire fee is allocated to the underlying Class A Ordinary Shares.